File by Sungevity, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Sungevity, Inc.

Commission File No.: 132-00000

The following article was published by B Magazine and a hyperlink to this article was posted on Sungevity, Inc.’s website and social media sites on September 9, 2016.

Shine On: Sungevity Provides Home Solar Power for the Masses

Remote Tech Firm Creates Local Networks for Installing and Financing Home Solar Systems

Kristine Wong • September 7, 2016

Workers in the Sungevity network install solar panels on a building near Los Angeles.

Photo by Ryan Frame

Since New Jersey-based Skyline Solar started installing home solar systems for Sungevity Inc. in early 2014, Skyline has expanded from six employees in one state to 130 workers in six states.

“We built our company to service Sungevity, and their business is in large part why we’ve been able to grow,” says Ryan Lane, Skyline Solar co-founder and CEO.

Home solar power is not only driving a transformation toward a low-carbon economy — the industry is also driving job creation across the United States. In 2014, there was a nearly 22 percent increase in employment in the solar industry over 2013 numbers. With 174,000 jobs, more than twice as many people were employed as solar workers than as coal miners, and the growth has continued to today.

Sungevity is a technology company with solar-design software and specialized financing that support a network of solar panel installers, suppliers and banks in converting residential and commercial customers to solar power. Based in Oakland, California, the company provides services to 13 other states and Washington, D.C., as well as the Netherlands, Germany, Belgium and the U.K.

Since its founding by Andrew Birch, Danny Kennedy and Alec Guettel in 2007, Sungevity has sold about 25,000 home solar systems across the United States and Europe, and estimates it has offset about 5 billion pounds of carbon over the lifetimes of its systems.

Its success designing and selling renewable energy systems and residential solar panels has earned it a spot as a 2016 Best for the Environment honoree.

“We’re a platform business, and I can point to 40 businesses that have created hundreds of jobs,” says Dermot Hikisch, Sungevity’s director of corporate services and sustainability. “So we’re not driving the local guys out of business. We provide training and best practices and discounted equipment they might not otherwise have access to.”

At the time of this writing, Sungevity is planning to accelerate its growth and scale its mission by merging with the asset-management firm Easterly Acquisition Corp. Sungevity will become a public company if shareholders vote to approve the change.

High Tech for a Low-Carbon Economy

Homeowners can log in to Sungevity’s online platform to request an iQuote and generate customized solar-system designs and prices based on satellite images and aerial photography. To generate a quote, customers just have to type in their address.

Sungevity designs the home solar systems remotely and sends the designs to local residential solar panel installers. Of the technology, Hikisch says, “It gives us the ability to generate a very accurate proposal in almost real time without having to initially send a representative to a customer’s home for what can be a time-consuming process.” Sungevity claims to provide low-cost, flexible plans by offering customers loans that last 10 or 20 years at a locked-in rate, the option to lease or purchase their panels, and a mobile app to track their solar system’s performance.

Sungevity designs solar systems, such as the one installed in the Bay Area in Northern California, using satellite images in lieu of a physical visit from a representative.
Photo by Maku

Last year, Sungevity added a home-battery business through a partnership with sonnenBatterie. The battery, comparable to Tesla’s Powerwall product, enables customers to store solar energy and use it as backup power during outages or when the sun isn’t shining.

An Environmental Thread

Sungevity invests in its employees’ well-being in several ways, including an on-site commuter bike program. A few years ago, the company switched to offering organic produce in its cafeterias, even though that move doubled the company’s food costs.

The company pays for 100 percent of its employees’ health benefits, provides a reimbursement allowance for professional development, free access to all lynda.com courses, and encourages employees to volunteer with local charities. Part of Sungevity’s success, its executives believe, lies in its ability to recruit — and retain — a vital workforce. “Our mission, robust benefits package and B Corp status all contribute to our successful recruiting efforts and to employee retention,” says Susan Hollingshead, chief administrative and people officer.

Sungevity reports giving more than $2 million to nonprofit organizations, including the Alameda County Community Food Bank, Factory Farming Awareness

Coalition and the American Diabetes Association. Each time one of Sungevity’s partner nonprofits refers a solar customer to the company, Sungevity donates $750 to the group.

Through its partnership with Empowered by Light, Sungevity’s Every Child Has a Light program donates a solar light kit to a school in need in Zambia for each new U.S. residential customer. (Note: Sungevity’s relationship with Empowered by Light is now based around an employee-led volunteer program instead of direct donations.)

Hikisch acknowledges that although there can be short-term challenges related to things like vendor selection, he believes in the long-term benefits from operating the business as conscientiously as possible and supporting good causes.

“Creating responsible, cooperative solutions might be a challenging path initially, but you can get cost-effective business solutions,” he says.

Extending Its Rays: Sungevity Merger with Easterly Acquisition Corp.

Sungevity executives say the merger with Easterly Acquisition will help spread the company’s services even further. The merger, which is expected to give Sungevity an implied initial market capitalization of $607 million, comes at a time when the solar industry is growing rapidly. Sungevity is looking for a $200 million investment from Easterly to help it expand.

Some U.S.-based solar companies have experienced significant financial challenges trying to grow rapidly to take advantage of the expanding market. SunEdison, for example, filed for Chapter 11 bankruptcy this year after making a series of expensive acquisitions in an attempt to keep up with demand for new solar systems. While Skyline Solar’s Lane is optimistic that Sungevity’s merger will lead to more business for his company and other solar installers, he’s also cautious about the implications of public ownership.

“It’s potentially good and bad,” he says. “Right now they’re insulated from the market to a degree.” But by going public, he says, Sungevity would become susceptible to the demands of investors, which could affect how it operates. However, he also points out that because Sungevity has a simpler business model — with no equipment or installation crews of its own — going public could result in better outcomes.

“It creates the opportunity for people like me who believe in the solar-platform model to invest in that,” he says.

This article originally appeared as “Shine On: Solar Panels for the Masses” in the Fall issue of B Magazine.

© 2016 B the Change Media, all rights reserved.

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Forward-Looking Statements

This communication contains “forward-looking statements.” Forward-looking statements may relate to the proposed business combination between Easterly and Sungevity and any other statements relating to future results, strategy and plans of Sungevity (including certain projections and business trends, and statements which may be identified by the use of the words “plans”, “expects” or “does not expect”, “estimated”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”). Forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. For Sungevity, these risks and uncertainties include, but are not limited to, its revenues and operating performance, general economic conditions, industry trends, legislation or regulatory requirements affecting the business in which it is engaged, management of growth, its business strategy and plans, fluctuations in customer demand, the result of future financing efforts and its dependence on key personnel. Additional information on these and other factors that may cause actual results to differ materially is included in Easterly’s Form S-4 filed with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and Sungevity undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information about the Transaction and Where to Find It

This communication relates to a proposed business combination between Easterly Acquisition Corp. (“Easterly”) and Sungevity, Inc. (“Sungevity”). The proposed business combination will be submitted to the respective stockholders of Easterly and Sungevity for their approval. In connection with the proposed business combination, Easterly ﬁled a registration statement on Form S-4 and preliminary joint proxy and consent solicitation statement/prospectus forming a part thereof on July 20, 2016 with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement and preliminary joint proxy and consent solicitation statement/prospectus that Easterly ﬁled with the SEC or any other documents that Sungevity or Easterly may ﬁle with the SEC or send to stockholders in connection with the proposed transaction. The registration statement and preliminary joint proxy and consent solicitation statement/prospectus contains important information about Easterly, Sungevity, the proposed business combination and related matters. Investors and security holders are urged to read the registration statement and preliminary joint proxy and consent solicitation statement/prospectus carefully. A copy of the deﬁnitive joint proxy and consent solicitation statement/prospectus will be sent when available to all stockholders of Easterly and Sungevity seeking the required stockholder approval. Investors and stockholders can obtain free copies of the registration statement and preliminary joint proxy and consent solicitation statement/prospectus and other documents ﬁ led with the SEC by Easterly through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the registration statement and preliminary joint proxy and consent solicitation statement/prospectus from Easterly by accessing Easterly’s website at www.easterlyacquisition.com.

Participants in Solicitation

Easterly and Sungevity, and their respective directors and executive ofﬁcers, may be deemed participants in the solicitation of proxies of Easterly stockholders in respect of the proposed business combination. Information about the directors and executive ofﬁcers of Easterly and Sungevity and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, are set forth in Easterly’s registration statement on Form S-4 and preliminary joint proxy and consent solicitation statement/prospectus. Investors may obtain additional information about the interests of such participants by reading such registration statement and preliminary joint proxy and consent solicitation statement/prospectus.